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COEUR

THE PRECIOUS METALS COMPANY



BOLNISI GOLD NL

Palmarejo Silver and Gold Corporation

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Creating the World's Leading Silver Producer

Palmarejo Project Overview

Located in premier Sierra Madre silver region

One of the world's highest quality silver-gold projects

Significant resource base

- Measured and Indicated:
  89.3 M oz silver
  1.0 M oz gold
- Inferred:
  41.5 M oz silver
  0.5 M oz gold
- More Information >

Excellent potential for resource expansion

Expected to be among the world's lowest cost primary silver mines

Construction fully permitted and underway

First production expected in late 2008 (12m oz silver/110,000 oz gold in 2009)

Compelling Transaction Benefits

Creates World's Premier Silver Company

Near Doubling of Production Profile

Substantial Exploration Potential

Low-Cost Producer

Sector-Leading Liquidity

Strong Balance Sheet



Palmarejo
Sierra Madre Precious Metals Belt

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Transaction Summary

Investor Presentation

Transaction Press Releases

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(800) 624-2824 | 505 Front Ave. Coeur d'Alene | ID 83814

The proxy statement that Coeur plans to file with the United States Securities and Exchange Commission ("SEC") and Canadian securities regulators and mail to its shareholders will contain information about Coeur, Bolnisi, Palmarejo, the Palmarejo Project, the Transaction and related matters. Shareholders are urged to read the proxy statement carefully when it is available, as it will contain important information that shareholders should consider before making a decision about the Transaction. In addition to receiving the proxy statement from Coeur by mail, shareholders will also be able to obtain the proxy statement, as well as other filings containing information about Coeur, without charge, from the SEC's website (www.sec.gov) and the Canadian securities regulators' website (www.sedar.com) or, without charge, from Coeur. The information presented herein is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Coeur. Coeur and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Coeur's shareholders with respect to the proposed Transaction. Information regarding any interests that Coeur's executive officers and directors may have in the Transaction will be set forth in the proxy statement. The Coeur shares to be issued in the Transaction have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Coeur intends to issue such Coeur shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

A detailed description of the reserves and resources of Coeur and Palmarejo that form the basis of the data and estimates contained in this presentation can be found in technical reports filed at www.sedar.com.

Copies of the merger implementation agreements and certain related documents will be filed with the SEC and Canadian securities regulators and will be available at the SEC's website at www.sec.gov and at the Canadian securities regulators' website at www.sedar.com.